[redacted]

SECURIT 09042093 N

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SEC FILE NUMBER
8 - 67538

SEC Mail Processing Section
AUG 28 2009
Washington, DC
121

n.a. 9/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (MM/DD/YY) AND ENDING 6/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEDIOBANCA SECURITIES USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 5TH AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PIERLUIGI GASTONE — 212-991-4745 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name – *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **PIERLUIGI GASTONE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MEDIOBANCA SECURITIES USA, LLC**, as of **JUNE 30,** 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

DEBORAH A. WYGAND
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WY6077601
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES JULY 15, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDIOBANCA SECURITIES USA, LLC

Facing Page

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Mediobanca Securities USA, LLC

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanzario S.P.A) as of June 30, 2009, and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mediobanca Securities USA, LLC as of June 30, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the Company is economically dependent on its Parent.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
August 26, 2009

MEDIOBANCA SECURITIES USA, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash	$ 2,014,519
Commissions receivable from Parent	65,143
Accounts receivable	1,500
Prepaid expenses	11,587
Furniture, equipment and leasehold improvements, net of depreciation and amortization	158,156
Security deposit	38,660
Total	$ 2,289,565

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Subordinated loan payable to Parent	$ 2,000,000
Accounts payable and accrued expenses	141,055
Accrued payroll and related benefits	48,750
Interest payable to Parent	6,167
Total	2,195,972
Commitments	
Member's equity	93,593
Total	$ 2,289,565

See Notes to Financial Statements.

MEDIOBANCA SECURITIES USA, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2009

Revenue:	
Commission income	$ 654,914
Research fee income	513,255
Other income	1,009
Total	1,169,178
Expenses:	
Compensation and benefits	1,194,790
Stock-based compensation	168,502
Rent	170,788
Professional fees	146,232
Travel and entertainment	140,153
Market data research	63,641
Depreciation and amortization	61,226
Regulatory fees	1,935
Communications	56,077
Insurance	12,570
Office	8,485
Interest	59,649
Other	56,022
Total	2,140,070
Net loss	$ (970,892)

See Notes to Financial Statements.

MEDIOBANCA SECURITIES USA, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2009

Balance, July 1, 2008	$ (1,104,017)
Capital contribution	2,000,000
Net loss	(970,892)
Stock-based compensation	168,502
Balance, June 30, 2009	$ 93,593

See Notes to Financial Statements.

MEDIOBANCA SECURITIES USA, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED JUNE 30, 2009

Subordinated borrowings at July 1, 2008	$	2,000,000
Increase:		-
Decrease:		-
Subordinated borrowings at June 30, 2009	$	2,000,000

See Notes to Financial Statements.

MEDIOBANCA SECURITIES USA, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

Operating activities:	
Net loss	$ (970,892)
Adjustments to reconcile net loss to net cash used in operating activities:	
Stock-based compensation	168,502
Depreciation and amortization	61,226
Changes in operating assets and liabilities:	
Commissions receivable from Parent	37,206
Accounts receivable	51,500
Prepaid expenses	(143)
Security deposit	(1,008)
Accounts payable and accrued expenses	(22,904)
Accrued payroll and related benefits	(774,126)
Interest payable to Parent	(17,204)
Net cash used in operating activities	(1,467,843)
Financing activities:	
Capital contribution from Parent	2,000,000
Net increase in cash	532,157
Cash, beginning of year	1,482,362
Cash, end of year	$ 2,014,519
Supplemental disclosure of cash flow data:	
Interest paid	$ 76,853

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanzario S.P.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges.

The Company has an agreement (the "Agreement") with the Parent, in which the Parent will act as the Company's clearing broker dealer. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

Effective July 18, 2007, the Company received approval from the SEC and FINRA to operate as a broker-dealer in securities.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Business and summary of significant accounting policies (continued):

Securities transactions and valuations:

Securities transactions and related commission revenue and expenses associated with customer securities transactions are recorded on a trade-date basis.

Research fee income:

Revenue from research fees is recognized as the services are performed or delivered. The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. At June 30, 2009, no allowance for doubtful accounts was deemed necessary.

Cash equivalents:

Cash equivalents, if any, are investments in money market funds and investments with maturities of 90 days or less when purchased.

Furniture, equipment and leasehold improvements:

Furniture and office equipment are carried at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years.

Leasehold improvements are carried at cost. Amortization is provided using the straight-line method over the lease agreement of four years.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based Payment" is used for the employee stock option program. Under SFAS 123R, compensation expense related to the stock option program is determined based on the estimated fair value of options granted.

Note 1 - Business and summary of significant accounting policies (concluded):

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. As of June 30, 2008, the Company has cash deposits that exceed insured limits by approximately $1,994,000.

Fair value measurements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB issued Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities. The Company has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2009 fiscal year and plans to adopt the balance of its provisions as of the beginning of its 2010 fiscal year.

New accounting pronouncements:

In June 2006, FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of July 1, 2009. The Company's policy for evaluating uncertain tax positions prior to the adoption of FIN 48 has been in accordance with SFAS No. 5 "Accounting for Contingencies." Management does not expect the adoption of FIN 48 to have a material effect on the financial condition and results of operations of the Company.

Note 2 - Related party transactions:

The Company has commission and expense sharing agreements with the Parent. These agreements provide for 60% of the commission generated by the Company to be allocated to the Parent, with the residual 40% allocated to the Company (See Note 12). The allocation of commissions to the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from Parent relating to these commissions have no specified due date.

Note 3 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

	Estimated Useful Lives	Amount
Office equipment	5	$119,429
Office furniture	7	44,697
Leasehold improvements	4	123,820
		287,946
Less accumulated depreciation and amortization		(129,790)
Total		$158,156

Note 4 - Subordinated loan payable to Parent:

In March 2007, the Parent loaned the Company $2,000,000, which bears interest at 1% above the Federal Funds rate per annum and is due in March 2010. The loan was approved by FINRA as a subordinated loan pursuant to the provisions of 17 CFR 240.15C3-1d for the computation of the Company's net capital requirements. Interest expense on the loan for the year ended June 30, 2009 was $59,649. As of June 30, 2009, $6,167 of interest is unpaid.

Note 5 - Income taxes:

There is no current provision for income taxes due to the Company sustaining a loss for the year ended June 30, 2009. At June 30, 2009, deferred tax assets of approximately $1,059,000 result primarily from Federal, state and city net operating loss carryforwards of approximately $964,000 expiring through 2029, unamortized deferred organization and start-up costs of approximately $931,000, non-deductible interest of approximately $172,000 and stock-based compensation expense of approximately $299,000 the benefit of which will not be realized for tax purposes until the granted options are exercised. Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax assets at June 30, 2009.

Note 5 - Income taxes (concluded):

As a result of the increase in the valuation allowance of $417,000 during 2009, there are no credits for income taxes reflected on the accompanying statement of operations to offset pretax losses.

Note 6 - Commitments:

Leases:

The Company occupies office space under a four year lease agreement expiring on June 1, 2011.

The lease requires the following minimum payments in each of the two years subsequent to June 30, 2009:

Year Ending June 30,	Amount
2010	$ 150,420
2011	137,885
Total	$ 288,305

Total rent for the office space for the year ended June 30, 2008 was $170,788.

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $180,000 and a severance package of up to $1,280,000. The agreement expires on February 1, 2011.

Note 7 - Employee stock option plan:

On May 18, 2007, certain employees of the Company received options to purchase 115,000 shares of common stock of the Parent, in accordance with its stock option plan. The exercise price of the options, which become fully vested after a 36 month period ("cliff vest"), was equal to the market value of the Parent's common stock on the date of grant in the amount of $17.34 per share. The options granted expire on May 17, 2015. The Parent has valued the options using the Black-Scholes option pricing model (the "Black-Scholes Model"). The aggregate value of $344,500 will be charged to operations by the Company over the vesting period with the credit to member's equity.

The Company granted additional options to purchase 100,000 shares of common stock of the Parent to certain employees of the Company on July 1, 2008. These options will expire on June 16, 2016. The exercise price of the options, which become fully vested after 36 months ("cliff vest"), was $11.04. The aggregate value of these options, which was calculated by the Company using the Black-Scholes Model, was determined to be $207,323 and will be charged to the Company's operations over the vesting period with the credit to member's equity.

Note 7 - Employee stock option plan (concluded):

For the year ended June 30, 2009, $168,502 was charged to operations. At June 30, 2009, accumulated stock option compensation cost charged to expense was $298,774 and compensation cost of $253,049 had not yet been recognized on nonvested awards. The amount will be charged to operations over the remaining vesting periods of 12 months and 24 months.

As of June 30, 2009, all options remained outstanding and none were vested and exercisable.

The following table illustrates the assumptions utilized when valuing the option grants using the Black-Scholes Model.

	Grant Date	
	July 1, 2008	May 18, 2007
Expected volatility	25.30%	17.50%
Expected dividends	6.19%	4.57%
Expected term (in years)	5.5	5
Risk-free rate	4.41%	4.50%

The Company does not expect any forfeitures.

Note 8 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2009 were $49,921.

Note 9 - Economic dependency:

As shown in the accompanying financial statements, for the year ended June 30, 2009, the Company had a net loss of $970,892 and the Parent contributed $2,000,000 to the Company. The Parent is committed to support the Company in obtaining additional financing as necessary to meet its obligations at least through July 1, 2010. Accordingly, the Company is economically dependent on its Parent in order to continue its operations.

Note 10- Net capital requirement:

The Company is subject to the SEC uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company has net capital of $1,818,547 which is $1,718,547 in excess of its calculated minimum net capital of $100,000. The Company's net capital ratio is 0.11 to 1.

Note 11- Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Note 12- Subsequent event:

Effective July 1, 2009, the Company's commission and expense sharing agreements with the Parent have been amended to allocate 90% of the commissions generated by the Company to the Company and 10% to the Parent.

MEDIOBANCA SECURITIES USA, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION JUNE 30, 2009

Net capital:	
Total member's equity	$ 93,593
Liabilities subordinated to claims of general creditors allowable in computation of net capital	2,000,000
Deduct nonallowable assets:	
Commissions receivable from Parent	65,143
Accounts receivable	1,500
Prepaid expenses	11,587
Furniture, equipment and leasehold improvements, net of depreciation and amortization	158,156
Security deposit	38,660
Total	275,046
Net capital	$ 1,818,547
Aggregate indebtedness:	
Total liabilities	$ 2,195,972
Less: subordinated borrowings	2,000,000
Aggregate indebtedness	$ 195,972
Computation of basic net capital requirement:	
Net capital requirement (greater of 12-1/2% of aggregate aggregate indebtedness or $100,000 minimum dollar net capital requirement)	$ 100,000
Excess of net capital	$ 1,718,547
Excess net capital at 1,000%	$ 1,798,950
Ratio of aggregate indebtedness to net capital	0.11 to 1

There is no material difference between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report as of June 30, 2009.

See Report of Independent Public Accountants.

MEDIOBANCA SECURITIES USA, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemptions appearing in paragraph (k)(2)(i) of the Rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control
Required by Securities and Exchange Commission Rule 17a-5

To the Member
Mediobanca Securities USA, LLC

In planning and performing our audit of the financial statements of Mediobanca Securities USA, LLC (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
August 26, 2009

Mediobanca Securities USA, LLC
(A Limited Liability Company)

Report on Financial Statements

Year Ended June 30, 2009